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                 [Letterhead of Goodsill Anderson Quinn & Stifel]

                               November 29, 1995



Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813

                 Re:      Dividend Reinvestment and Stock Purchase Plan

Gentlemen:

                 This is written with reference to the treatment for federal income tax purposes of participants in the Dividend Reinvestment and Stock Purchase Plan (the "Plan") of Hawaiian Electric Industries, Inc. ("HEI").

                 The Plan provides participants with a simple and convenient method for purchasing shares of HEI common stock ("Common Stock") with reinvested dividends and optional cash payments. The persons eligible to participate in the plan include (i) any holder of record of Common Stock, (ii) any holder of record of preferred stock of any class or series ("Preferred Stock") of HEI's electric utility subsidiaries--Hawaiian Electric Company, Inc. and its subsidiaries Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, and (iii) any other individual of legal age or entity.

                 Shares of Common Stock purchased under the Plan will be purchased directly from HEI, on the open market, or through a combination of direct purchase from HEI and open market purchases. All such purchases will be made at 100% of the market price for Common Stock calculated according to a specified formula. All brokerage commissions incurred by participants in connection with purchases of Common Stock made under the Plan will be paid by HEI.

                 HEI will pay all costs of administration of the Plan, but may charge participants fees to recover the actual administrative costs of the Plan. At present, all costs of administration are paid by the Company. Commencing January 1, 1996, the Company will charge each participant who reinvests dividends an administrative fee of $0.50 per quarter, which will be deducted from dividends before they are reinvested. The Company





                                   EXHIBIT 8
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reserves the right at any time to change such fees or to charge other fees, including but not limited to administrative, setup and handling fees.

                 The dividend reinvestment aspect of the Plan allows each holder of Common Stock and/or Preferred Stock to reinvest dividends on all or any part of his or her Common Stock and/or Preferred Stock in additional shares of Common Stock. The optional payment aspect of the Plan allows eligible participants to purchase shares of Common Stock by making optional cash payments to the Plan. Generally, a participant's optional cash payments cannot be less than $25 per payment (or a minimum of $100 for the initial investment) nor more than a total of $100,000 per calendar year. Cash dividends on shares of Common Stock purchased with optional cash payments may be reinvested under the Plan in the manner described above.

                 Shares of Common Stock purchased on behalf of a participant under the Plan (through reinvested dividends, cash payments, or both, and including fractional shares) will be credited to that participant's account in the Plan. Upon termination of participation, certificates for whole shares of Common Stock credited to a participant's account will be issued to the participant. However, if a participant seeks to withdraw less than 10 shares, the participant will receive cash in lieu of shares unless HEI otherwise elects. Cash payments also will be made for any fractional shares credited to the participant's account in the Plan. All such cash payments (i) are made out of cash received by the Plan from other participants (and not out of cash provided by HEI), and (ii) are based on the then current market price per share. In no event will HEI contribute cash to the Plan for the purpose of purchasing shares of (or fractional share interests in) Common Stock.

                 The Plan also allows a participant to request that whole shares credited to his or her account be sold and that the net cash proceeds of the sale be distributed from the Plan in lieu of shares. In such a case, a cash adjustment for any fractional share interest in the participant's account will be made as described above.

                 A.       Optional Cash Purchases

                 Under the Internal Revenue Code of 1986, as amended (the "Code"), the federal income tax consequences to a participant in the optional payment aspect of the Plan will depend
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upon whether the shares of Common Stock are purchased directly from HEI or on the open market.

                 If the shares are purchased directly from HEI, the participant will not realize any taxable income or loss upon such purchase. The shares of Common Stock so purchased will have a tax basis equal to the amount of the optional cash payment. Code Section 1012. The holding period for such shares will begin on the day following the date of purchase. Rev. Rul. 70-598, 1970-2 C.B. 168.

                 If the shares of Common Stock are purchased on the open market, Internal Revenue Service rulings indicate that the participant will be deemed to have received a dividend distribution on the date of such purchase. See Gen. Couns. Mem. 39,482 (Nov. 6, 1985). The amount of the dividend will equal the participant's pro rata share of the brokerage commissions incurred in connection with the purchase and paid by HEI. Id. Shares of Common Stock purchased on the open market will have a tax basis equal to the sum of (i) the amount of the optional cash payment of the participant, and (ii) the amount of any brokerage commissions paid by HEI and taxed to the participant as dividend income. See, e.g., Rev. Rul. 78- 375, 1978-2 C.B. 130. The holding period for such shares will begin no later than the day after the date such shares are credited to the participant's account in the Plan.

                 B.       Reinvested Dividends

                 Section 301(a) of the Code provides that a distribution of property made by a corporation to a shareholder with respect to its stock shall be included in the gross income of the shareholder to the extent the amount distributed is treated as a dividend under Section 316 of the Code. For purposes of Section 301(a), the term "property" means money, securities and any other property, except that such term does not include stock in the corporation making the distribution (or rights to acquire such stock). Code Section 317(a).

                 Section 305(a) of the Code provides that, with certain exceptions, gross income does not include the amount of any distribution of the stock of a corporation by such corporation to its shareholders with respect to such stock. However, Section 305(b)(1) of the Code provides that Section 305(a) will not apply, and the distribution will be treated as a dividend distribution to which Section 301 of the Code
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applies, if the distribution is, at the election of any shareholder (whether exercised before or after the declaration), payable either in the stock of the distributing corporation or in property. See Treas. Reg. Section 1.305-2(a).

                 As noted, the Plan allows holders of Preferred Stock to reinvest dividends on such stock in shares of Common Stock. In this situation, the corporation that issued the Preferred Stock (i.e., the electric utility subsidiary of HEI) is distributing only cash dividends, and certain participating shareholders are electing to use the cash dividends distributed to them to purchase shares of Common Stock either from HEI or on the open market. See Rev. Rul. 77-149, 1977-1 C.B. 82. Accordingly, the cash dividend distribution is treated as a distribution of property to which Section 301 of the Code applies. Section 305 of the Code is not applicable to the transaction because the subsidiary paying the dividend is not distributing any of its own stock. Id.

                 With respect to the reinvestment of dividends paid on Common Stock in additional shares of Common Stock, the transaction is properly treated as a distribution by HEI payable either in stock or in cash within the meaning of Section 305(b)(1) of the Code. See, e.g, Rev. Rul. 79-42, 1979-1 C.B. 130; Rev. Rul. 78-375, 1978-2 C.B. 130; Rev. Rul. 77-149, 1977- 1 C.B. 82; Rev. Rul.
76-53, 1976-1 C.B. 87. Accordingly, all such distributions (whether paid in cash or in stock) will be treated as dividend distributions taxable under
Section 301 of the Code.  Id.

                 The amount of the dividend distribution to a participating holder of Preferred Stock will be the amount of the cash dividend paid on the Preferred Stock by the HEI subsidiary. Code Section 301(b)(1). The amount of the dividend distribution to a participating holder of Common Stock (including a participating corporate shareholder) will be the fair market value of the Common Stock received on the date of the distribution plus the amount of any administrative fee deducted from the participant's dividends before they are reinvested. Treas. Reg. Section 1.305-1(b); Rev. Rul. 78-375, supra; Rev. Rul. 76-53, supra. In addition, Internal Revenue Service rulings indicate that brokerage commissions incurred in connection with open market purchases on behalf of participants, but not paid by such participants, constitute dividend income to the participants. See Gen. Couns. Mem. 39,482, supra. Thus, the full amount of the reinvested dividend, together with any brokerage
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commissions paid by HEI, will be dividend income to holders of both Common
Stock and Preferred Stock. Id. The amount of the distribution to nonparticipating shareholders under Section 301 of the Code will be the amount of cash received by such shareholders. Rev. Rul. 76-53, supra.

                 Under currently effective law and subject to certain limitations contained in Sections 246 and 246A of the Code, the full amount of dividend income received by a corporate shareholder will be eligible for a dividends-received deduction of 70% (or 80% in the case of a corporate shareholder which owns 20% or more (by vote and value) of the stock of the corporation paying the dividend). Code Section 243. No corresponding deduction exists for individual shareholders.

                 The tax basis of shares of Common Stock that are purchased with reinvested dividends will be equal to the sum of (i) the amount of the reinvested dividend (measured by the amount of the cash dividend received on shares of Preferred Stock and/or the fair market value of the shares received in respect of Common Stock on the dividend payment date plus any administrative fee deducted prior to the reinvestment, as applicable), and (ii) the amount of any brokerage commissions paid by HEI and taxed as dividend income to the participant. Code Section 301(d); Treas. Reg. Sections 1.30-1(h)(1), (2)(i); Rev. Rul. 78-375, supra. The holding period for shares that are purchased with reinvested dividends on Common Stock will begin on the day following the date of distribution. See Rev. Rul. 76-53, supra. The holding period for shares that are purchased with reinvested dividends on Preferred Stock will begin on the day following the date of purchase. See Rev. Rul. 70-598, supra. In the event shares are purchased on the open market, the holding period for such shares will begin no later than the day after the date such shares are credited to participants' accounts under the Plan.

                 C.       Withdrawal of Shares

                 A participant will not realize any taxable income upon receipt of certificates for whole shares credited to his or her account upon withdrawal from the Plan. Rev. Rul. 76-53, supra. However, upon withdrawal from or termination of the Plan, a participant who receives a cash adjustment, either for a fraction of a share credited to his or her account or for a cash payment in lieu of shares, may recognize gain or loss with respect to such cash payment. Code Section 1001. The amount of such
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gain or loss will be the difference between the amount the participant receives and the participant's tax basis for the shares (or fractional share) to which the cash payment relates. Id.

                 A participant also will recognize gain or loss when shares of Common Stock are sold on behalf of the participant upon a participant's withdrawal from the Plan, or when the participant sells the shares after his or her withdrawal from the Plan. Code Section 1001. The amount of such gain or loss will be the difference between the amount the participant receives for the shares and the participant's tax basis in such shares. Id.

                 Any gain or loss on the sale of shares of Common Stock generally will be treated as a long-term capital gain or loss if the shares have been held by the participant as a capital asset and the holding period for such shares is more than twelve (12) months. Code Sections 1201, 1202, 1221. Under currently effective law, the maximum tax rate imposed on individuals receiving long-term capital gains is 28 percent (as opposed to 39.6 percent maximum tax rate of ordinary income). Code Section 1(h). For corporate participants, no difference currently exists in the long-term capital gains and ordinary income tax rates. Code Sections 11, 1201(a). Additionally, characterization of income as long-term capital gains remains significant because this type of income can be fully offset by capital losses. Code
Section 1222. The maximum amount of ordinary income which can be offset by capital losses in any year is currently $3,000 for individual taxpayers. Code
Section 1211(b). There is currently no such offset against ordinary income available for corporations. Code Section 1211(a).

                                          Very truly yours,

                                          GOODSILL ANDERSON QUINN & STIFEL

                                          /s/ Lant A. Johnson

                                          Lant A. Johnson

LAJ/bjd